ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 23, 2021

NOTICE OF ANNUAL GENERAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

October 19, 2021

These materials are important and require your immediate attention. They require shareholders of Vizsla Silver Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors.

VIZSLA SILVER CORP.

MANAGEMENT PROXY CIRCULAR

(unless otherwise noted, as at October 19, 2021)

This management proxy circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Vizsla Silver Corp. ("Vizsla" or the "Company") for use at the annual general meeting of shareholders (the "Shareholders") of Vizsla (the "Meeting") to be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, via teleconference on Tuesday, November 23, 2021 at 4:00 p.m. (PST) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

To mitigate risks related to the rapidly evolving global COVID-19 public health emergency to Shareholders, and the Company's employees, communities and other stakeholders, and based on government recommendations and mandates to avoid large gatherings, the Meeting will be held electronically by teleconference.

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

Shareholders will not be able to attend the Meeting in person.

The teleconference will allow Shareholders to listen to the Meeting and ask questions regardless of their geographic location or the particular circumstances that they may be facing as a result of COVID-19. The Company strongly encourages Shareholders to vote in advance of the Meeting in accordance with the instructions provided in the body of this Circular.

The Company is monitoring developments regarding COVID-19. In the event the Company decides any change to the date, time, location or format of the Meeting is necessary or appropriate due to difficulties arising from COVID-19, the Company will promptly notify Shareholders of the change by issuing a news release, a copy of which will be available on SEDAR at www.sedar.com.

Notice Regarding Information

Information in this Information Circular is given as at October 19, 2021 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by the management of Vizsla of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Vizsla. Vizsla will bear all costs of this solicitation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla. If you are a securityholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, management of Vizsla knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Vizsla is not using the "notice-and-access" delivery procedures established under Canadian securities legislation.

Registered Shareholders

Registered holders of Common Shares electing to submit a proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by mail or hand delivery to 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, in all cases ensuring that the form of proxy is received before 4:00 p.m. (PST) on November 19, 2021 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.

Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of Vizsla as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Vizsla. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Vizsla is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Company's transfer agent, Computershare Investor Services Inc. The VIF is to be completed and returned to Computershare Investor Services Inc. as set out in the instructions provided on the VIF. Computershare Investor Services Inc. will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of Vizsla. If you are a non-registered owner, and Vizsla or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send these materials to you directly, Vizsla (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Objecting Beneficial Owners

Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Vizsla does not intend to pay for intermediaries to deliver to OBOs the meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary. An OBO will not receive the materials unless the OBO's intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered holders of Common Shares. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by Vizsla. The VIF will name the same persons as the Company's proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person maybe you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Vizsla Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Vizsla Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Vizsla Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Common Shares or the authorized attorney thereof in writing, or, if the registered holder of Common Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investors Services Inc. at 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares. As at the date of this Information Circular, the outstanding shares of the Company are 147,901,346 Common Shares.

Shareholders registered as at October 19, 2021, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

Ownership by Management

The following table set forth certain information regarding beneficial ownership of the Company's shares, as of October 19, 2021, by each of the Company's executive officers and directors.

Name	Beneficially Owned(1)	Percentage of Class %
MICHAEL KONNERT, Chief Executive Officer and Director	2,321,301	1.57
MAHESH LIYANAGE, Chief Financial Officer	5,540	0.00

Name	Beneficially Owned(1)	Percentage of Class %
CRAIG ANDREW PARRY, Chairman	8,192,485	5.54
SIMON CMRLEC, Director	1,004,500	0.68
STUART SMITH, Director	400,000	0.27
CHARLES FUNK, Director	211,400	0.14

Notes:

(1) These amounts do not include options granted pursuant to the Stock Option Plan (defined below).

Ownership by Principal Shareholders

To the Company's knowledge, as of October 19, 2021, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2021, together with the auditor's report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS

Shareholders of Vizsla will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors at six (6).

Board Size Resolution

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Board Size Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla, that the number of directors of the Company be set to six (6).

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE BOARD SIZE RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Board Size Resolution.

ELECTION OF DIRECTORS

A shareholder can vote for all of the above nominees, vote for some of the below nominees and withhold for other of the below nominees, or withhold for all of the below nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla.

The directors of Vizsla are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management of Vizsla proposes to nominate the persons listed below for election as directors of Vizsla to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by management of Vizsla will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within Vizsla, their occupations, the length of time they have served as directors of Vizsla, and the number of shares of Vizsla which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, province or state and country of residence and position, if any, held in Vizsla	Principal occupation during the past five years	Served as director since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Number of Stock Options Outstanding
MICHAEL KONNERT (2) British Columbia, Canada PRESIDENT AND CHIEF EXECUTIVE OFFICER	Mr. Konnert is the founder of Vizsla Silver Corp. and he is currently the Chief Executive Officer and a Director of the Company. Mr. Konnert is co-founder and Managing Partner of Inventa Capital Corp. He founded Vizsla Silver Corp. and serves as the President, CEO and Director. Previously, he co-founded CobaltOne Energy Corp., a cobalt exploration company, which he led as CEO and sold to Blackstone Minerals in 2017. Mr. Konnert is an advisor to several companies and a Director of Summa Silver Corp.	September 26, 2017	2,321,301 (Direct)	2,573,000
CRAIG ANDREW PARRY (2) British Columbia, Canada DIRECTOR	Mr. Parry is the Chairman of Vizsla Silver Corp. He is the co-founder and Managing Partner of Inventa Capital Corp. and he serves on various boards as a director or Chairman. He founded NexGen Energy Ltd. where he now serves as a senior advisor. NexGen owns 53% of IsoEnergy Ltd. where he served as President and CEO until February 2021. Mr. Parry was Chief Executive Officer of Tigers Realm Coal Limited in 2012 and acted in that capacity until 2015.	December 18, 2018	8,192,485 (Direct)	2,250,000
SIMON CMRLEC (2) British Columbia, Canada DIRECTOR	Mr. Cmrlec is currently Chief Operating Officer at Ausenco Limited. He was previously President, Americas and previous to that President, North America at Ausenco Limited.	February 21, 2019	1,004,500 (Direct)	850,000

STUART SMITH NSW, Australia DIRECTOR	Mr. Smith is a geological advisor and currently a director of Vizsla Silver Corp. He was the Technical Director - Strategy and New Projects, Exploration for Teck Resources Ltd. until December 2018.	February 22, 2019	400,000 (Direct)	1,000,000
CHARLES FUNK British Columbia, Canada DIRECTOR	Mr. Funk is currently a director of Vizsla Silver Corp. He has over 15 years of industry experience for major and junior mining and companies including Newcrest Mining and Evrim Resources. Charles is a geologist specializing in business development for gold, silver and copper projects from early stage to production.	January 28, 2021	211,400 (Direct)	990,000
HARRY POKRANDT(2) British Columbia, Canada PROPOSED DIRECTOR	Mr. Pokrandt is a proposed director for Vizsla and is a current director of Kore Mining Ltd. and the Chairman for Mayfair Gold Corp. Previously he was managing director of Macquarie Capital Markets Canada Ltd. from 1985 to 2015 and former CEO of HIVE Blockchain Technologies Ltd.	November 23, 2021	352,500 (Direct) 87,500 (Indirect)	Nil

(1) The information as to Common Shares beneficially owned or controlled has been provided by the nominees themselves.

(2) A current member of the Audit Committee. Mr. Harry Pokrandt will replace Michael Konnert on the Audit Committee.

Other than as set forth below, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

APPOINTMENT OF AUDITOR

Management of the Vizsla intends to nominate MNP LLP, Chartered Accountants ("MNP"), of Vancouver, British Columbia, for appointment as auditor of Vizsla. Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP, as the auditor of Vizsla to hold office for the ensuing year with remuneration to be fixed by the directors.

Appointment of Auditor Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Appointment of Auditor Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla, that MNP LLP, Chartered Accountants, be appointed as the auditors of Vizsla, and the board of Directors of Vizsla are hereby authorized to fix the remuneration of MNP LLP, Chartered Accountants.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE APPOINTMENT OF AUDITOR RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Appointment of Auditor Resolution.

CONFIRMING STOCK OPTION PLAN

Vizsla is seeking shareholder confirmation of its "rolling" stock option plan (the "Stock Option Plan") which was originally adopted by it the board of directors (the "Board") on May 22, 2018 and last approved by Shareholders on December 8, 2020. There have been no changes to the Stock Option Plan since it was adopted by the Board. There are currently 14,658,000 stock options outstanding under the Stock Option Plan representing 9.91% of the current outstanding Common Shares. The TSX Venture Exchange requires that the Stock Option Plan be confirmed by shareholders at each annual general meeting of the Company. Accordingly, Vizsla is seeking ratification and approval of the Stock Option Plan by the shareholders.

The purpose of the Stock Option Plan is to provide Vizsla with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long-term goals of Vizsla, and to encourage such individuals to acquire Shares of Vizsla as long term investments.

The maximum number of Common Shares issuable under the Stock Option Plan, together with the number of Common Shares issuable under outstanding options granted otherwise than under the Stock Option Plan, shall not exceed 10% of the Common Shares outstanding from time to time. As of the date of this Information Circular, Vizsla was eligible to grant up to 132,134 options under its Stock Option Plan.

Terms of the Stock Option Plan

Options may be granted under the Stock Option Plan to such service providers of Vizsla, if any, as the Board may from time to time designate.

The exercise price shall be that price per share, as determined by the Board in its sole discretion as of the award date, at which an option holder may purchase a share upon the exercise of an option, and shall not be less than the last closing price of the Vizsla's shares traded through the facilities of the Exchange prior to the grant of the option, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.

The Board will not grant options: (a) to any one person in any 12 month period which could, when exercised, result in the issuance of common shares exceeding five percent (5%) of the issued and outstanding common shares unless Vizsla has obtained the requisite disinterested shareholder approval to the grant.

If the option holder ceases to be a director of Vizsla or ceases to be employed by Vizsla (other than by reason of death), or ceases to be a consultant of Vizsla as the case may be, then the option granted will expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by Vizsla or ceases to be a consultant of Vizsla, subject to the terms and conditions set out in the Stock Option Plan.

Stock Option Plan Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Stock Option Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla, that:

1. The Stock Option Plan is authorized, approved and confirmed.

2. Any one director or officer of Vizsla, signing alone, be authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE STOCK OPTION PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Stock Option Plan Resolution.

A copy of the Stock Option Plan will be available for review at the office of Vizsla, located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Director and named executive officer compensation, excluding compensation securities

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company, current or former, and for any individual that earned more than $150,000 in total compensation for the completed financial years ended April 30, 2021 and 2020.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1] President, CEO & Director	2020 2021	220,000 336,667	100,000 350,000	Nil Nil	Nil Nil	Nil Nil	320,000 686,667
Mahesh Liyanage[9] CFO	2020 2021	N/A 48,750	N/A 10,700	N/A Nil	N/A Nil	N/A Nil	N/A 59,450
Charles Funk[8] Director Former VP of Exploration	2020 2021	187,777 116,580	Nil 250,000	Nil 37,500	Nil Nil	Nil Nil	187,777 404,080
Craig Parry[3] Director	2020 2021	26,667 Nil	100,000 Nil	Nil 117,769	Nil Nil	Nil Nil	126,667 117,769
Simon Cmrlec[4] Director	2020 2021	10,000 Nil	Nil Nil	Nil 38,607	Nil Nil	Nil Nil	10,000 38,607
Stuart Smith[5] Director	2020 2021	10,000 Nil	Nil Nil	Nil 41,667	Nil Nil	Nil Nil	10,000 41,667
Veljko Brcic[9] VP of Corporate Development	2020 2021	N/A 149,452	N/A 22,000	N/A Nil	N/A Nil	N/A Nil	N/A 171,452
Martin Bajic[7] CFO (former)	2020 2021	48,000 45,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	48,000 45,000

(1) Michael Konnert has been President, CEO and a Director since September 26, 2017, the date of Incorporation.

(2) Craig Parry has been a Director since December 18, 2018.

(3) Simon Cmrlec has been a Director since February 21, 2019

(4) Stuart Smith has been a Director since February 22, 2019

(5) Christopher Dyakowski was a Director from September 26, 2017 to February 22, 2019.

(6) Martin Bajic was CFO from June 10, 2019 to December 1, 2020.

(7) Charles Funk was VP of Exploration from June 1, 2019 to January 28, 2021. He became a director on January 28, 2021.

(8) Mahesh Liyanage has been CFO since December 1, 2020.

(9) Veljko Brcic is not considered a NEO but earned more than $150,000 during the year ended April 30, 2021. He joined Vizsla on October 1, 2020.

 Stock options and other compensation securities

The following table of compensation securities provides a summary of all compensation securities granted or issued by the Company to each NEO and Director of the Company, current and former, and for any individual that earned more than $150,000 in total compensation for the financial year ended April 30, 2021, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and position	Type of Compen -sation security	Number of Compensa -tion securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Michael Konnert[1] President, CEO & Director	Option Option Option	450,000 350,000 323,000	06/29/2020 08/06/2020 02/17/2021	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	06/29/2025 08/06/2025 02/17/2026
Mahesh Liyanage[7] CFO	Option Option	100,000 200,000	12/01/2020 02/17/2021	$1.46 $1.50	$1.46 $1.50	$1.44 $1.50	12/01/2025 02/17/2026
Charles Funk[2] Director Former VP of Exploration	Option Option Option	300,000 100,000 140,000	06/29/2020 08/06/2020 02/17/2021	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	06/29/2025 08/06/2025 02/17/2026
Craig Parry[3] Director	Option Option Option	310,000 240,000 200,000	06/29/2020 08/06/2020 02/17/2021	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	06/29/2025 08/06/2025 02/17/2026
Simon Cmrlec[4] Director	Option Option Option	100,000 100,000 125,000	06/29/2020 08/06/2020 02/17/2021	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	06/29/2025 08/06/2025 02/17/2026
Stuart Smith[5] Director	Option Option Option	100,000 100,000 125,000	06/29/2020 08/06/2020 02/17/2021	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	$0.79 $2.15 $1.50	06/29/2025 08/06/2025 02/17/2026
Veljko Brcic[6]	Option Option	125,000 140,000	10/01/2020 02/17/2021	$1.46 $1.50	$1.46 $1.50	$1.46 $1.50	10/01/2025 02/17/2026

(1) On April 30, 2021, Michael Konnert held a total of 1,823,000 stock options. He exercised 550,000 stock options during the year ended April 30, 2021.

(2) On April 30, 2021, Charles Funk held a total of 390,000 stock options. He exercised 875,000 stock options during the year ended April 30, 2021.

(3) On April 30, 2021, Craig Parry held a total of 1,650,000 stock options.

(4) On April 30, 2021, Simon Cmrlec held a total of 850,000 stock options.

(5) On April 30, 2021, Stuart Smith held a total of 850,000 stock options.

(6) On April 30, 2021, Mahesh Liyanage held a total of 300,000 stock options.

(7) On April 30, 2021, Veljko Brcic held a total of 265,000 stock options.

Stock Option Plans and Other Incentive Plans

Effective May 22, 2018, the Board adopted the Stock Option Plan, which Stock Option Plan was drafted in accordance with the latest policies and rules of the TSX Venture Exchange ("TSXV"). The Stock Option Plan was accepted for filing by the TSXV. The Stock Option Plan was approved by shareholders of the Company at its last annual general meeting held on December 8, 2020.

The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified employees, directors, officers, consultants and employees of a person or company which provides management services to the Company or its associated, affiliated, controlled and subsidiary companies (the "Participants") and to grant such Participants stock options to acquire up to 10% of the Company's issued and outstanding common shares of the Company ("Common Shares") from time to time. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. The Stock Option Plan provides that the directors of the Company may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Stock Option Plan. The exercise price of an option issued under the Stock Option Plan is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Stock Option Plan by reason of death, retirement or otherwise.

The Stock Option Plan provides for the following restrictions: (i) no Participant may be granted an option if that option would result in the total number of stock options granted to the Participant in the previous 12 months, exceeding 5% of the issued and outstanding Common Shares unless the Company has obtained disinterested shareholder approval in accordance with TSXV Policies; (ii) the aggregate number of options granted to Participants conducting Investor Relations Activities (as defined in TSXV Policies) in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant; and (iii) the aggregate number of options granted to any one consultant in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant.

In addition, options granted to consultants conducting Investor Relations Activities (as defined in TSXV Policies) will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting.

Employment, consulting and management agreements

The Company entered into a consulting agreement with Mahesh Liyanage effective December 1, 2020 for his services as CFO. Pursuant to the terms of the consulting agreement, the Company has agreed to pay Mr. Liyanage a base salary of $102,000. The agreement is for an indefinite term. Mr. Liyanage may resign by giving the Company 30 days' notice in which he shall not be entitled to any severance payment but shall be entitled to receive all annual salary earned to and including the last written notice day together with any final expenses. The Company may terminate without cause at any time by giving 12 months written notice or payment in lieu in thereof, as part of the final wages. Severance shall be payable and will consist of final wages. In the event of termination after a change of control without cause within 12 months after the change of control, the Company shall provide Mr. Liyanage with a lump sum of up to 18 months' pay, equivalent to the number of months of the aggregate of his annual salary.

The Company entered into an employment agreement with Veljko Brcic effective October 1, 2020 for his services as VP of Corporate Development with a base salary of $220,000. The agreement is for an indefinite term. Mr. Brcic may resign by giving the Company two weeks' notice and the Company may terminated without cause by providing ninety days' notice or payment in lieu in thereof, as part of the final wages.

Oversight and description of director and named executive officer compensation

The objective of the Company's compensation program is to compensate the executive officers for their services to the Company at a level that is both in line with the Company's fiscal resources and competitive with companies at a similar stage of development.

The Company has not defined financial entitlements for directors. Directors of the Company are eligible to participate in the Stock Option Plan.

 Option-Based Awards

The Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and closely align the interests of the executive officers with the interests of shareholders.

The directors and officers of the Company from time to time may be granted incentive stock options in accordance with the policies of the TSXV and pursuant to the Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the end of the Vizsla's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuances, aggregated as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	9,090,000	$1.07	316,874
Equity compensation plans not approved by Shareholders	-	-	-
Total	9,090,000	$1.07	316,874

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times since, no executive officer, director, employee or former executive officer, director or employee of Vizsla or any of its subsidiaries is or has been indebted to Vizsla, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla or any proposed nominee of management of Vizsla for election as a director of Vizsla, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla, proposed nominee for election as a director of Vizsla, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Vizsla nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla, as disclosed in the Company's audited financial statements and Management's Discussion & Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla which are to any substantial degree performed by a person or company other than the directors or NEOs of Vizsla.

AUDIT AND RISK COMMITTEE DISCLOSURE

Vizsla is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of Vizsla or an affiliate of Vizsla.

Audit and Risk Committee Charter

The text of the audit and risk committee's charter is attached as Appendix "A" to this Information Circular.

Composition of Audit and Risk Committee and Independence

National Instrument 52-110 Audit Committees, ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with Vizsla, which could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Company's audit and risk committee are financially literate as that term is defined. The following sets out the members of the audit and risk committee and their education and experience that is relevant to the performance of his responsibilities as an audit and risk committee member.

The Company's current audit and risk committee consists of Michael Konnert, Craig Parry and Simon Cmrlec. In the view of management of Vizsla, Simon Cmrlec is currently the only "independent" as such term is defined in NI 52-110. Michael Konnert will be step down as a member and Harry Pokrandt will be join as an independent member on November 23, 2021.

Relevant Education and Experience

All proposed members of the Audit and Risk Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, and have an understanding of internal controls.

In addition to each member's general business experience, the education and experience of each proposed Audit and Risk Committee member that is relevant to the performance of his/her responsibilities as an Audit and Risk Committee member is as follows:

Michael Konnert - Mr. Konnert is a director of Vizsla and has been Director, President and CEO since the Vizsla's inception. Mr. Konnert has been involved with multiple public companies in many capacities including management, comprehensive investor communication, capital raising and restructuring. Based on his business experience, Mr. Konnert is financially literate.

Craig Parry - Mr. Parry is a director of Vizsla. Mr. Parry served as President and Chief Executive Officer of IsoEnergy Ltd. until February 2021. Much of Mr. Parry's business career has involved strategic business development, mergers, acquisitions, and geology. Based on his business experience, Mr. Parry is financially literate.

Simon Cmrlec - Mr. Cmrlec is a director of Vizsla. Mr. Cmrlec currently serves as Chief Operating Officer at Ausenco Limited. He is responsible for leading teams all over the world. Mr. Cmrlec has previously been involved with project management, designing, constructing and commissioning different mining projects. Based on his business experience, Mr. Cmrlec is financially literate.

Harry Pokrandt - Mr. Pokrandt is a proposed director for Vizsla and is a current director of Kore Mining Ltd. Previously he was managing director of Macquarie Capital Markets Canada Ltd. (formerly, Orion Securities Inc.) from 1985 to 2015 and former CEO of HIVE Blockchain Technologies Ltd. He was a director of Sandspring Resources Ltd. (now GoldX Mining Corp.), a director of Lithium X Energy Corp. prior to its sale, Fiore Exploration Ltd. and BQ Metals Corp, (now BeMetals Corp.). Based on his business experience, Mr. Pokrandt is financially literate. On November 23, 2021, once elected, he will replace Michael Konnert on the Audit Committee.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the audit and risk committee of Vizsla has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, Vizsla has not relied on:

(a) the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit and risk committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following sets forth the fees paid by Vizsla and its subsidiaries to MNP LLP, Chartered Accountants, for services rendered in the last two fiscal year:

	2021	2020
	($)	($)

Audit Fees(1)	58,000	52,000

Audit Related Fees (2)	4,060	3,640

Tax Fees (3)	5,500	9,095

All Other Fees (4)	60,840	43,229

Total	$128,400	$107,964

Notes:

(1) "Audit fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements; fees for review of tax provisions; accounting consultations on matters reflected in the financial statements; and, audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audited related fees" include services that are traditionally performed by the auditor such as employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax fees" includes fees for all tax services other than those included in "Audit fees" and "Audit related fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All other fees" include all other non-audit services.

Exemption in Section 6.1

Vizsla is a "venture issuer" as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by Vizsla in adopting its corporate governance practices. The Company's approach to corporate governance is set out below.

Board of Directors

Management is nominating six (6) individuals to the Board, all of whom are current directors of Vizsla.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with Vizsla. The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement. All of the current members of the Board are considered "independent" within the meaning of NI 52-110, except for Michael Konnert, who is the Company's President and Chief Executive Officer, Craig Parry who is the Chairman and Charles Funk, who is the former VP of Exploration.

Directorships

The following directors of Vizsla are also directors of other reporting issuers:

Name of Director of the Company	Names of Other Reporting Issuers
Michael Konnert	GK Resources Ltd. Summa Silver Corp. Tarachi Gold Corp. Vizsla Copper Corp.
Craig Parry	Skeena Resources Limited Surge Copper Corp. Outback Goldfields Corp. QX Metals Corp. Vizsla Copper Corp.
Stuart Smith	Inflection Resources Ltd.
Charles Funk	Heliostar Metals Corp. Redstar Gold Corp.
Simon Cmrlec	Vizsla Copper Corp.
Harry Pokrandt	Baltic Acquisition Corp. Kore Mining Ltd. Mayfair Gold Corp.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company's business activities, systems and business plan to all new directors. New director candidates have free access to any of the Company's records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

Ethical Business Conduct

On May 22, 2018, the Board adopted a formal written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics can be found on the Company's website, https://vizslasilvercorp.ca /.

Nomination of Directors

The Board as a whole is responsible for recruiting and nominating new members to the Board and planning for the succession of directors.

Compensation

The Board reviews adequacy and form of compensation and compares it to other companies of similar size and stage of development. Directors' compensation is mainly in the form of stock options.

Other Board Committees

At present time, the Audit and Risk Committee and the Compensation Committee have been established. The written charter of the Audit and Risk Committee, as required by NI 52-110, is contained in Schedule "A" to this Information Circular. The Compensation Committee Charter can be found on the Company's website. As Vizsla grows, and its operations and management structure become more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance and Nominating Committee and an ESG Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of any committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between the Board and Management and the strategic direction and processes of the Board and its committee(s).

The Board believes its corporate governance practices are appropriate and effective for Vizsla, given its size and operations. The Company's corporate governance practices allow Vizsla to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

ADDITIONAL INFORMATION

Additional information relating to Vizsla is available at www.sedar.com and upon request from Vizsla at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone no.: 604.364.2215 or email: jen@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Vizsla. Vizsla may require the payment of a reasonable charge from any person or company who is not a security holder of Vizsla, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

AVAILABLE INFORMATION

Vizsla files reports and other information with certain applicable Canadian Securities Authorities. Those reports containing additional information with respect to the Company's business and operations can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in the Company's audited comparative financial statements and Management's Discussion and Analysis for the year ended April 30, 2021, and such information is available on SEDAR at www.sedar.com and will be sent free of charge to any Shareholder upon written request.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on October 19, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer and Director

APPENDIX A

AUDIT AND RISK COMMITTEE CHARTER

ARTICLE 1

PURPOSE

1.1 The Audit and Risk Committee (the "Committee") of the Board of Directors (the "Board") of Vizsla Silver Corp. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities. The overall purpose of the Committee is (i) to ensure that the Company's management has designed and implemented an effective system of internal financial controls, (ii) to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, (iii) to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information, and (iv) to oversee the external auditor's qualification and independence and the performance of the external auditors. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each member of the Committee will obtain an understanding of the responsibilities of the Committee membership as well as the Company's business, its operations and related risks.

ARTICLE 2

COMPOSITION, PROCEDURE, AND ORGANIZATION

2.1 The Committee shall consist of at least three members of the Board (each a "Committee Member" or "Member"). Each Committee Member shall be an "independent director" as determined in accordance with applicable legal requirements for audit committee service, including the requirements of the National Instrument 52-1101 of the Canadian Securities Administrators ("NI 52-110") and Rule 10A-3(b) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act"), as such rules are revised, updated or replaced from time to time.

2.2 If, a Member ceases to be independent for reasons outside the member's reasonable control, the member is exempt from the requirements in NI 52-110 or Rule 10A-3(b) of the Exchange Act for a period ending on the later of:

a) the next annual meeting of the issuer; and

b) the date that is six months from the occurrence of the event which caused the member to not be independent.

2.3 All members of the Committee shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-1101 and the Exchange Act, as revised, updated or replaced from time to time.

__________________________
1 The National Instrument 52-110 may be accessed here.

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2.4 The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.5 Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chair of the Committee by majority vote of the full membership of the Committee.

2.6 The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

2.7 The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

2.8 Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

2.9 The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

2.10 The Committee will conduct and review with the Board annually an evaluation of the Committee's performance with respect to the requirements of this Charter. This evaluation should also set forth the goals and objectives of the Committee for the upcoming year. The Committee may conduct this performance evaluation in such manner as the Committee, in its business judgment, deems appropriate.

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ARTICLE 3

ROLES AND RESPONSIBILITIES

3.1 The overall duties and responsibilities of the Committee shall be as follows:

(a) to report regularly to the Board and to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and interim consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's external auditors and assess their performance;

(c) to set clear hiring policies for employees or former employees of the external auditors;

(d) to review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations, and report to the Board on any approved transactions.

(e) to review with management and the external auditors, the financial reporting of any transactions between the Company and any officer, director or other "related party" (including significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest;

(f) to ensure that the management of the Company has designed, implemented, and is maintaining an effective system of internal financial controls and to discuss policies with respect to risk assessment and risk management;

(g) to prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K under the U.S. Securities Act of 1933, as amended;

(h) to oversee procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting of auditing matters, pursuant to the Company's whistleblower policy;

(i) to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with the external auditors;

(j) to review with the external auditors any audit problems or difficulties and management's response; and

(k) to report regularly to the Board on the fulfilment of its duties and responsibilities.

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3.2 The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit, the contents of their report (such report to be provided at least annually), including and as well as:

(i) the scope and quality of the audit work performed;

(ii) the adequacy of the Company's financial and auditing personnel;

(iii) co-operation received from the Company's personnel during the audit;

(iv) internal resources used;

(v) significant transactions outside of the normal business of the Company;

(vi) the Company's internal quality-control procedures;

(vii) any material issues raised by the most recent internal quality-control review, or peer review, of the Company, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors,

(viii) any steps taken to deal with any such issues, and (to assess the external auditor's independence) all relationships between the external auditors and the Company;

(ix) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(x) the non-audit services provided by the external auditors;

(e) to meet to review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the external auditors, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

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(f) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(g) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.3 The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.4 The Committee is also charged with the responsibility to:

(a) review and approve the Company's annual and interim financial statements and related Management's Discussion & Analysis ("MD&A"), including the impact of unusual items and changes in accounting principles and estimates;

(b) review and approve the financial sections of any of the following disclosed documents prepared by the Company:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) annual MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company;

(vi) financial information and earnings guidance provided to analysts and rating agencies; and

(vii) other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

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(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs;

(f) review and report on the integrity of the Company's consolidated financial statements;

(g) review the minutes of any audit committee meeting of subsidiary companies;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the principal risks of the Company's business and operations, and any other circumstances and events that could have significant impact on the Company's assets and shareholders;

(j) assessing the Company's risk tolerance, the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks;

(k) monitoring reporting trends on emerging risks and making recommendations to management on implementation of appropriate measures to manage and disclose such risks;

(l) reviewing with senior management annually, the Company's insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage;

(m) reviewing the Company's cybersecurity, privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its information systems and Company data;

(n) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(o) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

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3.5 Without limiting the generality of anything in this Charter, the Committee has the authority.

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the external auditors.

ARTICLE 4
EFFECTIVE DATE

4.1 This Charter was adopted by the Board on May 22, 2018.

4.2 This Charter was reviewed and amended on October 15, 2021.